

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3561</u>

April 26, 2007

Mr. Jeffrey A. Williams
Chief Financial Officer
America's Car-Mart, Inc.
802 Southeast Plaza Ave.
Suite 200
Bentonville, AR 72712

> **Re: America's Car-Mart, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2006**
> **Filed July 14, 2006**
> **Form 10-Q for the Quarterly Period Ended January 31, 2007**
> **Filed March 12, 2007**
> **File No. 0-14939**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please be as detailed as necessary in your explanations. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year ended April 30, 2006</u>

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Contractual Obligations, page 27

1.   Please revise your tabular disclosure of contractual obligations in future filings to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosures regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Consolidated Balance Sheets, page 33

2.   We noted from your disclosure at page 39 that you include goodwill in the "Prepaid expenses and other assets" line item of your balance sheet. In future filings, please present goodwill as a separate line item. Refer to paragraph 43 of SFAS 142.

3.   We note that the equity section of your April 30, 2006 balance sheet does not sum correctly. In addition, we note that your additional paid-in capital balances as of April 30, 2006 and 2005 do not agree to the amounts presented in your consolidated statement of stockholders' equity for the corresponding year end dates. Please correct these amounts as appropriate in future filings.

Consolidated Statements of Cash Flows, page 35

4.   We note that you present the proceeds from and repayments of your revolving credit facility on a net basis. It does not appear from your disclosure at page 44 that the turnover of your revolving credit facility is quick. Therefore, please revise your statements of cash flows to present these amounts on a gross basis. Please refer to paragraph 13 of SFAS 95. Also, please revise your statements of cash flows to include cash overdrafts in the financing activities section.

Notes to Consolidated Financial Statements, page 37

B – Summary of Significant Accounting Policies, page 37

Inventory, page 39

5.   Please tell us the basis for your statement that the fair value of repossessed vehicles approximates wholesale value considering that your retail outlets allow you to offer repossessed vehicles at retail prices.

Exhibit 31.1 and 31.2

6.   We note the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certification should be revised so as not to include the individuals' titles.

Form 10-Q for the Fiscal Quarter Ended January 31, 2007

Consolidated Statements of Cash Flows, page 4

7.   We note from your presentation and from your disclosure at page 7 that you reported $127,000 of excess tax benefits related to your equity instruments in the financing activities section of your statements of cash flows. Note that you should also report this amount as a reconciling item in the operating activities section. Please revise your statements of cash flows accordingly. Refer to paragraph 23(c) of SFAS 95 and paragraph 68 of SFAS 123(R).

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 or, in his absence, Regina Balderas at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief